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FEB 28 2011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Concorde Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 East Long Lake Road, Suite 100
(No. and Street)

Troy (City) Michigan (State) 48085 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Ryan (248) 824-6710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concorde Investment Services, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kimberly Ryan
Signature

CFO / FINOP
Title

Notary Public

GREGORY A. MERRITT
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Mar 5, 2011
ACTING IN COUNTY OF

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONCORDE INVESTMENT SERVICES, LLC

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT AUDITOR'S REPORT

To The Members
Concorde Investment Services, LLC

We have audited the accompanying balance sheet of Concorde Investment Services, LLC as of December 31, 2010 and the related statements of member's equity, operations, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concorde Investment Services, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 24, 2011

CONCORDE INVESTMENT SERVICES, LLC
BALANCE SHEET
December 31, 2010

ASSETS

	Amount
Cash	$ 75,168
Accounts receivable	615
Prepaid expenses	5,606
	$ 81,389

LIABILITIES AND MEMBERS' EQUITY

Accounts payable:	
Commissions due sales representatives and members	$ 8,016
Other	8,750
Amount due to related entity (Note 2)	43,065
Total liabilities	59,831
Members' equity	21,558
	$ 81,389

See accompanying notes.

CONCORDE INVESTMENT SERVICES, LLC
STATEMENT OF MEMBERS' EQUITY
For The Year Ended December 31, 2010

	Amount
Balance, December 31, 2009	$ 42,329
Contributions from members	75,000
Net loss	(95,771)
Balance, December 31, 2010	$ 21,558

See accompanying notes.

CONCORDE INVESTMENT SERVICES, LLC
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2010

	Amount
Revenues:	
Commissions and fees	$ 37,490
Interest income	10
Total revenues	37,500
Expenses:	
Commissions paid members and sales representatives	33,759
General and administrative expenses	99,512
Total expenses	133,271
Loss before provision for taxes	(95,771)
Provision for taxes:	
Federal income taxes (Note 1)	-
Total provision for taxes	-
Net loss	$ (95,771)

See accompanying notes.

CONCORDE INVESTMENT SERVICES, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2010

	Amount
Increase (decrease) in cash:	
Cash flows from operating activities:	
Commissions and fees received	$ 37,490
Interest income	10
Commissions paid members and sales representatives	(25,743)
General and administrative expenses paid	(96,983)
Net cash used by operating activities	(85,226)
Cash flows provided by financing activities:	
Amounts paid by related entity	43,065
Contributions from members	75,000
Net cash provided by financing activities	118,065
Increase in cash	32,839
Cash at beginning of period	42,329
Cash at end of period	$ 75,168
Reconciliation of net loss to net cash used by operating activities:	
Net loss	$ (95,771)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(615)
Prepaid expenses	(5,606)
Increase (decrease) in:	
Accounts payable:	
Commissions due members and sales representatives	8,016
Accounts payable – other	8,750
Total adjustments	10,545
Net cash used by operating activities	$ (85,226)

See accompanying notes.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Concorde Investment Services, LLC, (the "Company") is a securities broker-dealer and was organized as a limited liability company by its members. The Company received its articles of organization from the State of Michigan in July, 2009 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in August, 2010.

In August 2010, the members of the Company signed an agreement for the purchase of the assets of another registered securities broker-dealer and filed with FINRA for approval of the transfer of their brokerage accounts and sales representatives to the Company. At December 31, 2010, this approval and finalization of the purchase was pending.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Federal Income Taxes

The Company is classified as a limited liability company. For the year ended December 31, 2010, the members have elected to be treated by the Internal Revenue Service substantially as if it were a partnership. Therefore, the members' respective share of the taxable loss is reportable on their income tax returns.

Subsequent to December 31, 2010, the Company's election to be classified as an association taxable as a corporation was approved.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2011, which is the same date the financial statements were available to be issued.

Note 2 – TRANSACTIONS WITH RELATED ENTITY

During the year ended December 31, 2010, Concorde Holdings, Inc., a related entity, provided furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business.

For the year ended December 31, 2010, the charges for the services provided by Concorde Holdings, Inc. amounted to $43,065 and are included in General and Administrative expenses in the attached Statement of Operations.

Note 2 – TRANSACTIONS WITH RELATED ENTITY (Continued)

Subsequent to December 31, 2010, the members of the Company transferred their interest to Concorde Holdings, Inc. in exchange for stock in Concorde Holdings, Inc. As of January 1, 2011, Concorde Holdings, Inc. is the sole member of the Company. As a result of Concorde Holdings, Inc. becoming the sole member, the payable to them in the amount of $43,065 at December 31, 2010 was converted to equity in January 2011.

Also, subsequent to December 31, 2010, the Company and Concorde Holdings, Inc. entered into a formal agreement for payment of expenses whereby Concorde Holdings, Inc. will pay certain expenses of the Company. Reimbursement of these expenses will be based upon an itemized schedule of amounts paid.

Note 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/8th of aggregate indebtedness, as defined.

At December 31, 2010, the Company's net capital was $15,337 and its required net capital was $7,479. The ratio of aggregate indebtedness to net capital (which may not exceed 8 to 1) was 3.90 to 1.

Note 4 – LEASE COMMITMENTS

The Company leases its facilities under an operating lease from a related entity. Future minimum lease payments outstanding at December 31, 2010 are as follows:

Year Ended December 31,	Amount
2011	42,000
2012	42,000
2013	42,000
2014	42,000
2015	24,500

The operating lease includes common area maintenance, property taxes and utilities.

For the year ended December 31, 2010, the total prorated lease expense pursuant to the above operating lease amounted to $8,750 and is included in General and Administrative Expense in the attached Statement of Operations.

SUPPORTING SCHEDULES

CONCORDE INVESTMENT SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Total ownership equity	$ 21,558
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	21,558
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	21,558
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	6,221
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	15,337
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	15,337
Net capital requirement	7,479
Excess net capital	$ 7,858

CONCORDE INVESTMENT SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from balance sheet	$ 59,831
Total aggregate indebtedness	$ 59,831
Percentage of aggregate indebtedness to net capital	390%

STATEMENT PURSUANT TO PARAGRAPH (D) (4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Concorde Investment Services, LLC and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$ 7,858
Difference due to:	
Adjustment of non-allowable assets	615
Excess per the Company's Part IIA, FOCUS Report	$ 8,473

CONCORDE INVESTMENT SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2010

Concorde Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(i), as a broker-dealer that maintains "Special Account for the Exclusive Benefit of Customers".

CONCORDE INVESTMENT SERVICES, LLC

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2010

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

CONCORDE INVESTMENT SERVICES, LLC

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2010

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS